CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2017
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. ("us," "we," "our," “Canada Goose” or the “Company”) is dated August 9, 2017 and provides information concerning our financial condition and results of operations for the three months ended June 30, 2017. You should read this MD&A together with our unaudited condensed consolidated interim financial statements ("Interim Financial Statements") as at and for the three months ended June 30, 2017, and our audited consolidated financial statements and the related notes for the fiscal year ended March 31, 2017 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the year ended March 31, 2017 ("Annual Report"). Our actual results, performance and achievements contained in this MD&A could differ materially from those implied by the forward-looking statements as a result of various factors, including those discussed below.
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this MD&A include, among other things, statements relating to:

•	expectations regarding industry trends and the size and growth rates of addressable markets;

•	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

•	expectations for seasonal trends.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the

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forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	our ability to implement our growth strategies;

•	our ability to maintain good business relationships with our customers, suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report, which include, but are not limited to, the following risks:

•	we may not open retail stores or e-commerce sites on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our marketing programs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw materials costs, interest and currency exchange rates.
Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any or all of our forward-looking statements in this MD&A may turn out to be inaccurate. Many factors including, but not limited to important factors in the cautionary statements included in this MD&A and Section 3.D of our Annual Report

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titled “Risk Factors,” could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board ("IASB"), and are presented in thousands of Canadian dollars, except where otherwise indicated. Certain information which is considered material to the understanding of the Company's Interim Financial Statements and which are normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") are provided in the notes to the Interim Financial Statements. However, certain financial measures contained in this MD&A are non-IFRS measures and are discussed further under “Non-IFRS Measures” below. All references to “$”,"CAD" and “dollars” refer to Canadian dollars, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to "fiscal 2015" are to the Company's fiscal year ended March 31, 2015; to "fiscal 2016" are to the Company's fiscal year ended March 31, 2016; to "fiscal 2017" are to the Company's fiscal year ended March 31, 2017; and to "fiscal 2018" are to the Company's fiscal year ended March 31, 2018.

SUMMARY OF FINANCIAL PERFORMANCE
Results for the three month period ended June 30, 2017

•	Total revenue increased by $12.5 million, or 79.7%, to $28.2 million from $15.7 million in the first quarter of fiscal 2017

◦
Wholesale revenue was $19.9 million as compared to $14.4 million in the first quarter of fiscal 2017. This increase was primarily driven by earlier timing of $5.1 million in shipments that were expected to be delivered later in the year.

◦	Direct-to-Consumer ("DTC") revenue, which includes e-commerce revenue as well as Company-owned retail store sales, increased to $8.3 million from $1.3 million in the

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first quarter of fiscal 2017 driven by strong growth in our North American e-commerce sites ,the contribution from new retail stores in Toronto and New York City, new e-commerce sites in France and the United Kingdom, which were not operating in the same period last year.

•	Constant Currency Revenue(1) increased by 78.2% relative to the first quarter of fiscal 2017.

•
Gross profit increased to $13.2 million from $4.7 million in the first quarter of fiscal 2017. As a percentage of total revenue, gross profit was 46.9% compared to 29.7% in the first quarter of fiscal 2017.

•
Selling, general and administrative expenses ("SG&A") was $25.8 million compared to $18.1 million in the first quarter of fiscal 2017, which followed seasonal revenue trends in this period and reflected a higher cost base associated with our direct-to-consumer channel.

•	Net loss for the first quarter of fiscal 2018 was $12.1 million compared to a net loss of $14.0 million in the first quarter of fiscal 2017.

•
Adjusted EBITDA(1) was $(13.6) million compared to $(7.5) million in the first quarter of fiscal 2017. The decline in profitability was driven by SG&A investments that the Company made in this small revenue quarter in support of its growth objectives as well as elimination of a $4.4 million one-time benefit related to settlement of foreign currency forward contracts in the first quarter of fiscal 2017.

•
Net loss per share(1) for the first quarter of fiscal 2018 was $0.11, based on 106.5 million shares outstanding, compared to the net loss per share of $0.14, based on 100.0 million shares outstanding in the first quarter of fiscal 2017.

•	Adjusted net loss(1) for the first quarter of fiscal 2018 was $13.2 million compared to an adjusted net loss of $9.5 million in the first quarter of fiscal 2017.

•
Adjusted net loss per share(1) for the first quarter of fiscal 2018 was $0.13, based on 106.5 million shares outstanding and adjusted net loss per share of $0.10, based on 100.0 million shares outstanding in the first quarter of fiscal 2017.

(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss), adjusted net income per diluted share and Constant Currency Revenue are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Factors Affecting our Performance
We believe that our performance and future success depend on a number of factors that present significant opportunities for us and may pose risks and challenges, including those discussed below.

•
Market Expansion. Our market expansion strategy has been a key driver of our recent revenue growth and we have identified a number of additional high potential markets where we plan to continue to execute our expansion strategy. Across all of our markets, we plan to focus on increasing brand awareness, deepening our wholesale presence and rolling out our DTC channel as market conditions permit. We expect that marketing and selling expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth.

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•
Growth in our DTC Channel. We introduced our DTC channel in fiscal 2015 with the launch of our Canadian e-commerce store and have since established e-commerce stores in the United States ("U.S.") in the second quarter of fiscal 2016, in the United Kingdom ("U.K.") and France in the second quarter of fiscal 2017, in Ireland in the first quarter of fiscal 2018 and subsequent to June 30, 2017, in Belgium, Luxembourg and the Netherlands. In the remainder of fiscal 2018, we are targeting opening a total of three additional e-commerce sites, with a long-term target of 15 to 20 e-commerce sites. In addition, in fiscal 2018 we are targeting opening four retail stores in London, Chicago, Boston and Calgary, with a long term target of 15 to 20 retail stores. In the fall of 2016, we opened our first two retail stores in Toronto and in New York City and anticipate opening a select number of additional retail locations where we believe they can operate profitably. In addition to the stores we will own and operate, our distribution partner in Japan will open a retail store in Tokyo in fiscal 2018. A jacket sale in our DTC channel provides two-to-four times greater contribution to segment operating income per jacket as compared to a sale of the same product in our wholesale channel. As we continue to increase the percentage of sales from our DTC channel, we expect to continue to maintain a balanced multi-channel distribution model. Growth in our DTC channel is also expected to reduce the current seasonal concentration of our revenue by allowing us to recognize revenue when customers make purchases instead of when products are shipped to our retail partners. As a result, we expect a relatively higher percentage of our DTC sales to be recognized in our third and fourth fiscal quarters.

•
New Products. The evolution of our heritage line of winter products and expansion of our product assortment across Spring, Fall and new product categories has contributed meaningfully to our performance and we intend to continue investing in the development and introduction of new products. We introduced a new Spring collection in stores in the fourth quarter of 2017 and we expect our new knitwear collection to be rolled out gradually over fiscal 2018 and 2019. As we introduce additional products, we expect that they will supplement the seasonal nature of our business and expand our addressable geographic market. We expect these products to be accretive to revenue, but such products may carry a lower gross margin per unit than our Winter collection.

•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and we historically have realized a significant portion of our revenue and earnings for the fiscal year during our second and third fiscal quarters. We generated 83.5%, 77.4%, and 78.1% of our revenues in the second and third fiscal quarters of fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Our business model also provides visibility into expected future revenues, with a significant majority of wholesale orders booked during the third and fourth fiscal quarters of the prior fiscal year. In addition, we typically experience net losses in the first and fourth quarters as we invest ahead of our most active season. Working capital requirements typically increase throughout our first and second fiscal quarters as inventory builds to support our peak shipping and selling period from August to November. Cash provided by operating activities is typically highest in our third quarter due to the significant inflows associated with our peak selling season. On an annual basis, changes that impact the gross margin are not significant.  However,

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when these amounts are recorded in the first or fourth quarter, they can have a disproportionate impact on the quarterly results due to the low proportion of revenue recorded in these periods.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2017, 2016 and 2015, we generated 52.2%, 54.6% and 49.3%, respectively, of our revenue in currencies other than Canadian dollars. Our sales outside of Canada also present an opportunity to strategically price our products to improve our profitability. As the majority of our wholesale revenue remains derived from retailer orders made prior to the beginning of the fiscal year, we still have a high degree of visibility into our anticipated future cash flows from operations. In addition, most of our raw materials are sourced outside of Canada, primarily in U.S. dollars. SG&A costs are typically denominated in the currency of the country in which they are incurred. This extended visibility allows us to manage foreign currency exposure over the operating cycle by utilizing foreign exchange forward contracts.

Components of Our Results of Operations
Revenue
Revenue in our wholesale channel is comprised of sales to retail partners and distributors of our products. Wholesale revenue from the sale of goods, net of an estimate for sales returns, discounts and allowances, is recognized when the significant risks and rewards of ownership of the goods have passed to the retail partner or distributor which, depending on the terms of the agreement with the reseller, is either at the time of pickup from our third-party warehouse or upon arrival at the reseller’s facilities.
Revenue in our DTC channel consists of sales through our e-commerce operations and, beginning in the third quarter of fiscal 2017, in our retail stores. Revenue through e-commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns.
Cost of Sales and Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour and overhead, plus in-bound freight, duty and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties. It also includes all costs incurred in the production, design, distribution and merchandise departments as well as raw materials and finished goods inventory provisions and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials, which are sourced both in Canadian dollars and U.S. dollars, labour rates in Canada and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.

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Selling, General and Administrative Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our product to our retail partners, e-commerce customers and retail stores. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations.
Selling costs generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to increase as our business evolves. This increase is expected to be driven primarily by the growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores. The growth of our DTC channel is expected to be accretive to net income given the higher gross profit margin of our DTC channel which results from the opportunity to capture the full retail value of our products.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, share-based compensation and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. In addition, in connection with our initial public offering completed on March 21, 2017 ("IPO"), we incurred transaction costs and stock based compensation expenses and we anticipate a significant increase in accounting, legal and professional fees associated with being a public company. Foreign exchange gains and losses are recorded in SG&A and comprise translation of assets and liabilities denominated in currencies other than the functional currency of the entity, including the Term Loan Facility (as defined below), mark-to-market adjustments on derivative contracts, foreign exchange forward contracts, and realized gains on settlement of foreign denominated assets and liabilities.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, the U.S., Switzerland and the U.K.
Segments
We report our results in two segments which are aligned with our sales channels: Wholesale and DTC. We measure each reportable operating segment’s performance based on revenue and segment operating income. Through our wholesale segment we sell to retail partners and distributors in 37 countries. Our DTC segment is comprised of online sales through our e-commerce sites to customers in Canada, the U.S., the U.K., Ireland and France and, as of the third quarter of fiscal 2017, in retail stores to customers in Toronto and New York City.
Production cost variances including raw material inventory provisions are shared pro rata within segments on the basis of units sold.

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Our wholesale segment and DTC segment represented 71.5% and 28.5% of our total revenue, respectively, in fiscal 2017. For fiscal 2016, the wholesale segment and DTC segment contributed 88.6% and 11.4%, of the total revenue, respectively, and for fiscal 2015, the wholesale segment and DTC segment contributed 96.3% and 3.7%, respectively. We expect this trend from wholesale towards DTC to continue as we roll out more retail stores and e-commerce sites.

RECENT DEVELOPMENTS
Retail stores

•
We continue to execute on our DTC growth strategy and have signed leases for our London and Chicago flagship locations, both of which are expected to open their doors to customers ahead of holiday shopping in calendar 2017.

•
In August 2017, we signed a further two leases for retail stores located in Boston and Calgary. These flagship stores are also anticipated to open ahead of holiday shopping in calendar 2017. A retail store is also scheduled to open in Tokyo in the third quarter of fiscal 2018, which will be operated by our Japanese distribution partner.

E-commerce sites

•
We launched our Ireland e-commerce site on June 28, 2017. Additional e-commerce sites were launched in Belgium and Luxembourg on July 13, 2017 and in the Netherlands on July 31, 2017. We expect to further expand our European e-commerce channel by opening three additional sites in the fall of 2017 in Germany, Sweden and Austria.

Expansion of operating facilities

•
During the first quarter of fiscal 2018, we expanded our fifth manufacturing facility, which was acquired in August 2016. Located in Boisbriand, Québec, the 95,000 square-foot factory produces winter, fall and spring products.

•
We also opened a new cutting and distribution centre in Toronto, Ontario. The 117,000 facility is our sixth operations facility and will house raw materials centrally, helping to drive increased efficiencies and production capacity within our existing manufacturing network. It is expected to be fully operational in the second quarter of fiscal 2018.

Secondary offering of the subordinate voting shares of Canada Goose

•	The public secondary offering of 12,500,000 subordinate voting shares of the Company (the "Secondary Offering") closed on July 5, 2017.

•
The subordinate voting shares offered in the Secondary Offering were sold by existing shareholders, including investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC , an entity indirectly controlled by the President and Chief Executive

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Officer of the Company, and certain members of our management, at a price to the public of US$20.75 per share.

RESULTS OF OPERATIONS
Three Months Ended June 30, 2017 Compared to Three Months Ended June 30, 2016
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except per share data)	Three months ended June 30, 2017	Three months ended June 30, 2016	$ Change
Statement of Operations Data:
Revenue	28,205	15,695	12,510
Cost of sales	14,963	11,036	3,927
Gross profit	13,242	4,659	8,583
Gross margin	46.9%	29.7%
Selling, general and administrative expenses	25,832	18,093	7,739
SG&A expenses as % of revenue	91.6%	115.3%
Depreciation and amortization	2,168	1,446	722
Operating loss	(14,758)	(14,880)	122
Operating loss as % revenue	(52.3)%	(94.8)%
Net interest and other finance costs	3,092	3,095	(3)
Loss before income tax recovery	(17,850)	(17,975)	125
Income tax recovery	(5,761)	(3,939)	(1,822)
Effective tax rate	32.3%	21.9%
Net loss	(12,089)	(14,036)	1,947
Other comprehensive loss	42	8	34
Total comprehensive loss	(12,047)	(14,028)	1,981
Loss per share
Basic and diluted	$(0.11)	$(0.14)	$0.03
Weighted average number of shares outstanding
Basic and diluted	106,500,498	100,000,000
Other data: (1)
EBITDA	(11,695)	(12,981)	1,286
Adjusted EBITDA	(13,566)	(7,482)	(6,084)
Adjusted EBITDA margin	(48.1)%	(47.7)%	(0.4)%
Adjusted net loss	(13,230)	(9,534)	(3,696)
Adjusted net loss per share	$(0.13)	$(0.10)	$(0.03)

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(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss), adjusted net income (loss) per share are non-IFRS measures. See — “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue
Revenue for the three months ended June 30, 2017 increased by $12.5 million, or 79.7%, compared to the three months ended June 30, 2016. The increase was driven by timing in our wholesale channel and growth in our DTC channel and was noted across all geographic regions. On a constant currency basis, revenue increased by 78.2% for the three months ended June 30, 2017 compared to the three months ended June 30, 2016.
Revenue for the two business segments and three geographies as well as a discussion of the changes in each segment’s revenue from the three months ended June 30, 2016 to the three months ended June 30, 2017 are provided below.

	For three months ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	June 30, 2017	June 30, 2016	As reported		Constant Currency	As reported	Constant Currency
Revenue
Wholesale	19,896	14,437	5,459	185	5,274	37.8%	36.5%
DTC	8,309	1,258	7,051	47	7,004	560.5%	556.8%
Total revenue	28,205	15,695	12,510	232	12,278	79.7%	78.2%

CAD $000s	For three months ended
Geographic revenue:	June 30, 2017	June 30, 2016	Change	% Change
Canada	10,426	6,329	4,097	64.7%
United States	5,988	3,103	2,885	93.0%
Rest of World	11,791	6,263	5,528	88.3%
	28,205	15,695	12,510	79.7%
Wholesale
Revenue in our wholesale channel was $19.9 million for the three months ended June 30, 2017, an increase of $5.5 million compared to the three months ended June 30, 2016. The year-over-year growth was primarily driven by timing of $5.1 million in shipments as customers took products earlier than planned.
DTC

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Revenue in our DTC channel was $8.3 million for the three months ended June 30, 2017, an increase of $7.1 million, compared to the three months ended June 30, 2016. The year-over-year increase reflects the strong performance from our e-commerce sites, incremental revenue generated from retail stores opened in Toronto and New York City in the third quarter of fiscal 2017, and incremental revenue from our France and U.K. e-commerce sites, which launched during the second quarter of fiscal 2017.
Cost of Sales and Gross Profit

Gross profit and margin for each of our two reportable segments and consolidated business together with a discussion of the changes in each segment from the three months ended June 30, 2016 to the three months ended June 30, 2017 are provided below.

	For the three months ended
	June 30, 2017		June 30, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change

Revenue
Wholesale	19,896	70.5%	14,437	92.0%	5,459
DTC	8,309	29.5%	1,258	8.0%	7,051
	28,205	100%	15,695	100%	12,510
Cost of sales
Wholesale	12,907	64.9%	10,535	73.0%	2,372
DTC	2,056	24.7%	501	39.8%	1,555
	14,963	53.1%	11,036	70.3%	3,927
Gross profit
Wholesale	6,989	35.1%	3,902	27.0%	3,087
DTC	6,253	75.3%	757	60.2%	5,496
	13,242	46.9%	4,659	29.7%	8,583

Cost of sales for the three months ended June 30, 2017 increased by $3.9 million, or 35.6%, compared to the three months ended June 30, 2016. Gross profit was $13.2 million for the three months ended June 30, 2017, representing a gross margin of 46.9%, compared with $4.7 million for the three months ended June 30, 2016, representing a gross margin of 29.7%.The increase in gross profit and gross margin was primarily attributable to a significantly higher proportion of revenue in the DTC channel.
Wholesale
Cost of sales in our wholesale channel was $12.9 million for the three months ended June 30, 2017, an increase of $2.4 million, compared to the three months ended June 30, 2016. Gross

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profit was $7.0 million representing a gross margin of 35.1%, compared with a gross profit of $3.9 million, representing a gross margin of 27.0% for the three months ended June 30, 2016.
The period-over-period increase in gross profit in the first quarter of fiscal 2018 was primarily the result of the shift in timing of sales as compared with fiscal 2017.  The increase in gross margin was the result of the increase in revenues, a lower proportion of distirbutor sales in the three month ended June 30, 2017 compared to the prior quarter, and a $1.0 million inventory provision taken in the first quarter of fiscal 2017.
DTC
Cost of sales in our DTC channel for the three months ended June 30, 2017 was $2.1 million, an increase of $1.6 million compared to the three months ended June 30, 2016. Gross profit was $6.3 million, representing a gross margin of 75.3%, compared with $0.8 million of gross profit for the three months ended June 30, 2016, representing a gross margin of 60.2%.
The increase in DTC channel gross profit was attributable to incremental revenue generated from the Toronto and New York City retail stores and France and U.K. e-commerce sites and growth in our existing North American e-commerce business, while the gross margin increase related to the maturity of the DTC business.
Selling, General and Administrative Expenses
SG&A expenses for each of our two reportable segments and consolidated business as well as a discussion of each segment's SG&A expense changes from the three months ended June 30, 2016 to the three months ended June 30, 2017 are provided below.

	For the three months ended
	June 30, 2017		June 30, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change

Segment:
Wholesale	5,868	29.5%	4,148	28.7%	1,720
DTC	6,546	78.8%	1,249	99.3%	5,297
Unallocated corporate expense	13,418		12,696		722
	25,832	91.6%	18,093	115.3%	7,739

SG&A expenses for the three months ended June 30, 2017 increased by $7.7 million, or 42.8%, compared to the three months ended June 30, 2016, which followed seasonal revenue trends in this period and reflected a higher cost base associated with our direct-to-consumer channel. SG&A grew slower than planned as timing of spending shifted between quarters. SG&A benefited in the three months ended June 30, 2017 from an unrealized foreign exchange gain and was reduced in the three months ended June 30, 2016 from foreign exchange gains, which are detailed under the heading "Reconciliation of Non-IFRS Measures".

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Wholesale
SG&A expenses in our wholesale channel for the three months ended June 30, 2017 was $5.9 million, an increase of $1.7 million compared to the three months ended June 30, 2016. SG&A in our wholesale channel represented 29.5% of segment revenue for the three months ended June 30, 2017, compared to 28.7% of segment revenue for the three months ended June 30, 2016. The increase in costs was primarily related to higher revenue, an increase in employee headcount and operational and selling expenditures to support new marketing initiatives and entry into new markets.
DTC
SG&A expenses in our DTC channel for the three months ended June 30, 2017 was $6.5 million, an increase of $5.3 million, compared to the three months ended June 30, 2016, which represents 78.8% of segment revenue for the three months ended June 30, 2017, compared to 99.3% of segment revenue for the three months ended June 30, 2016. The increase in segment costs was attributable to costs related to our two retail stores, maintaining our existing e-commerce sites and preparation for launching additional sites in fiscal 2018 compared with maintaining two e-commerce sites in the same period in fiscal 2016, and pre-store-opening lease costs incurred for our upcoming Chicago and London stores.
Unallocated Corporate Expense
The increase in unallocated corporate expenses of $0.7 million is primarily a result of $1.3 million of transaction costs related to the Secondary Offering, and an increase in corporate expenses to support operational growth partially offset by a $3.8 million unrealized foreign exchange gain on the Term Loan Facility.

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Operating Income (Loss) and Margin
Operating income (loss) and margin for each of our two reportable segments and consolidated business and unallocated corporate expense, as well as a discussion of the changes in each segment for the three months ended June 30, 2017 compared to the three months ended June 30, 2016, is provided below.

	For the three months ended
	June 30, 2017		June 30, 2016
CAD $000s	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change

Segment:
Wholesale	1,121	5.6%	(246)	(1.7)%	1,367
DTC	(293)	(3.5)%	(492)	(39.1)%	199
	828		(738)		1,566
Unallocated corporate expense	13,418		12,696		722
Unallocated depreciation and amortization expense	2,168		1,446		722
Total operating loss	(14,758)	(52.3)%	(14,880)	(94.8)%	122
Wholesale
Wholesale segment operating income increased by $1.4 million to $1.1 million for the three months ended June 30, 2016 compared to the three months ended June 30, 2017, due to higher gross profit and gross margins for reasons described above.
DTC
DTC segment operating loss decreased by $0.2 million compared to the three months ended June 30, 2017. The strong performances from the Toronto and New York City retail stores and the Canada, U.S., U.K. and France e-commerce sites were partially offset by $1.3 million of pre-opening lease expenses incurred for the Chicago and London store locations, which are expected to generate revenues in the third quarter of fiscal 2018. This trend is expected to continue as we execute on our DTC strategy and open more retail stores and e-commerce sites.
Net Interest and Other Finance Costs
Net interest and finance costs for the three months ended June 30, 2017 was $3.1 million, which is consistent with the three months ended June 30, 2016. In the first quarter of fiscal 2016, the Company entered into a refinancing agreement resulting in a $0.9 million write-off of deferred financing costs. Excluding the impact of this write-off, net interest and finance costs increased by $0.9 million primarily as a result of higher average borrowings of $202.6 million compared to $170.2 million in the same period in fiscal 2016, partially offset by a year-over-year reduction in the weighted average borrowing rate.

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Income Taxes
Income tax recovery for the three months ended June 30, 2017 was $5.8 million compared to a $3.9 million recovery for the three months ended June 30, 2016. For the three months ended June 30, 2017, the effective tax rate was 32.3%, which varied from the statutory tax rate of 25.3%. The difference between the effective tax rate and the statutory tax rate for the three months ended June 30, 2017 relates primarily to the non-taxable unrealized gain on foreign exchange translation and statutory tax rate differences in our foreign jurisdictions.

Net Loss
Net loss for the three months ended June 30, 2017 was $12.1 million compared with a $14.0 million net loss for the three months ended June 30, 2016. The decrease in net loss of $1.9 million was driven by the factors described above.
Quarterly Financial Information
CAD $000s (except per share data)

	Fiscal 2018	Fiscal 2017				Fiscal 2016
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue	28,205	51,096	209,051	127,935	15,695	41,921	115,504	109,694
% of fiscal revenue	N/A	12.7%	51.8%	31.7%	3.9%	14.4%	39.7%	37.7%
Net Income (Loss)	(12,089)	(23,431)	39,088	20,019	(14,036)	(9,202)	21,446	18,475
Basic Earnings (Loss) per Share	$(0.11)	$(0.23)	$0.39	$0.20	$(0.14)	$(0.09)	$0.21	$0.18
Diluted Earnings (Loss) per Share	$(0.11)	$(0.23)	$0.38	$0.20	$(0.14)	$(0.09)	$0.21	$0.18

Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income (loss) is typically reduced or negative in the first and fourth quarters as we incur certain fixed corporate and channel SG&A costs throughout the year.
Revenue
Over the last eight quarters, revenue has been impacted by the following:

•	rollout of e-commerce in Canada in the second quarter of fiscal 2015 in the U.S. in the second quarter of fiscal 2016 and in the U.K. and France in the second quarter of fiscal 2017;

•	opening of retail stores in Toronto and New York City in the third quarter of fiscal 2017;

•	successful execution of pricing strategy across all segments;

•	shift in mix of revenue from wholesale to DTC;

•	shift in geographic mix of sales to increase sales outside of Canada;

•	fluctuation of the U.S. dollar, Pound Sterling and Euro relative to the Canadian dollar; and

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•	timing of shipments to wholesale customers.

Net Income (Loss)
Net income (loss) has been affected by the following factors over the last eight quarters:

•	impact of the items noted under “Revenue” above;

•
increase and timing of our investment in brand, marketing, and administrative support to support our wholesale expansion and DTC channel as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•	impact of foreign exchange;

•
higher average borrowings to address the growing magnitude of working capital requirements and higher seasonal borrowings in the first, second and fourth quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-opening store costs incurred;

•	vesting of stock options;

•	transaction costs in relation to the IPO and the Secondary Offering;

•	changes in senior management;

•	one-time fee of $9.6 million paid in the fourth quarter of fiscal 2017 to terminate our Management Agreement (as defined below); and

•	consolidation of our international operations to Zug, Switzerland which included closing offices across Europe and terminating third party sales agents.

NON-IFRS MEASURES
EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income (loss) are financial measures that are not defined under IFRS. We use these non-IFRS financial measures, and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following Bain Capital's purchase of a 70% equity interest in our business on December 9, 2013 (the "Acquisition"), we have made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income (loss) are measures commonly used by investors to evaluate companies in the apparel industry. However, they are not presentations made in accordance with IFRS and the use of the terms EBITDA, adjusted EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income (loss) vary from others in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.

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EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income (loss) have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Constant Currency Revenue
Because we are a global company, the comparability of revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These currencies include U.S. dollar, Euro and Pounds Sterling. These rate fluctuations can have a significant effect on our reported results. As such, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current year and prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the average exchange rate over the respective period as measured by the Bank of Canada. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses.
Working Capital
The working capital item is furnished to provide additional information and is not defined under IFRS. We define working capital as current assets minus current liabilities. This measurement should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. This information is intended to provide investors with information about the Company’s liquidity. See — "Financial Condition, Liquidity and Capital Resources" for a table providing the calculation of working capital as of June 30, 2017 and March 31, 2017.

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The tables below illustrate a reconciliation of net income to EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income (loss) for the three month period ended June 30, 2016 and the three month period ended June 30, 2017.

CAD $000s	Three months ended June 30, 2017	Three months ended June 30, 2016
Net loss	(12,089)	(14,036)
Add the impact of:
Income tax recovery	(5,761)	(3,939)
Net interest and other finance costs	3,092	3,095
Depreciation and amortization	3,063	1,899
EBITDA	(11,695)	(12,981)
Add the impact of:
Bain Capital management fees (a)	—	149
Transaction costs (b)	1,328	824
Unrealized gain on derivatives (c)	—	4,422
Unrealized foreign exchange gain on Term loan (d)	(3,766)	—
International restructuring costs (e)	—	95
Share-based compensation (f)	80	125
Agent terminations and other (g)	—	(116)
Non-cash rent expense (h)	487	—
Adjusted EBITDA	(13,566)	(7,482)

CAD $000s	Three months ended June 30, 2017	Three months ended June 30, 2016
Net loss	(12,089)	(14,036)
Add the impact of:
Bain Capital management fees (a)	—	149
Transaction costs (b)	1,328	824
Unrealized gain on derivatives (c)	—	4,422
Unrealized foreign exchange gain on term loan (d)	(3,766)	—
International restructuring costs (e)	—	95
Share-based compensation (f)	80	125
Agent terminations and other (g)	—	(116)
Non-cash rent expense (h)	487	—
Amortization on intangible assets acquired by Bain Capital (i)	544	544
Total adjustments	(1,327)	6,043
Tax effect of adjustments	186	(1,541)
Adjusted net loss	(13,230)	(9,534)

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(a)
On December 9, 2013, in connection with the Acquisition, we entered into a management agreement with certain affiliates of Bain Capital for a term of five years ("Management Agreement"). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital will no longer receive management fees from the Company.

(b)
In connection with the IPO and the Secondary Offering in June 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the table above in the first quarter of fiscal 2017 and fiscal 2018, respectively, and are not indicative of our ongoing costs.

(c)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows will occur is more appropriate.

(d)	Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD.

(e)
Represents expenses incurred to establish our International headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense. Adjustments reflect management’s estimate that certain tranches of outstanding option awards will vest.

(g)
Represents accrued expenses related to termination payments to be made to our third party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.

(h)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(i)
As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years, and will expire in the third quarter of fiscal 2018.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our working capital position as at June 30, 2017 and March 31, 2017:

CAD $000’s	June 30, 2017	March 31, 2017	$ Change
Current assets	216,624	163,223	53,401
Current liabilities	52,095	64,269	(12,174)
Working capital	164,529	98,954	65,575

As at June 30, 2017, we had $13.1 million of cash and $164.5 million of working capital, calculated as current assets minus current liabilities, compared with $9.7 million of cash and $99.0 million of working capital as at March 31, 2017. The $65.6 million increase in our working capital was primarily due to a $51.5 million increase in inventory due to seasonal build ahead of our peak selling season and a $10.9 million decrease in accounts payable and accrued liabilities. Working capital is significantly impacted by the seasonal trends of our business and has been further impacted in recent quarters by the opening of our retail stores.
Our Revolving Facility (as defined below) had unused availability of $71.7 million as at June 30, 2017 compared to $80.7 million as at March 31, 2017. We expect that our cash on hand and cash flows from operations, together with our Revolving Facility, will be adequate to meet our capital requirements and operational needs for the next twelve months.

Cash Flows

A summary of the Company’s consolidated statement of cash flows for the three months ended June 30, 2017 compared to the three months ended June 30, 2016 is noted below.

CAD $000s	Three months ended June 30, 2017	Three months ended June 30, 2016	Change
Total cash provided by (used in):
Operating activities	(80,036)	(60,498)	(19,538)
Investing activities	(7,189)	(5,923)	(1,266)
Financing activities	90,650	65,547	25,103
Net increase (decrease) in cash	3,425	(874)	4,299
Cash at the beginning of period	9,678	7,226	2,452
Cash at end of period	13,103	6,352	6,751

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Our primary need for liquidity is to fund working capital requirements of our business, capital expenditures, debt service and for general corporate purposes. Our primary source of liquidity is funds generated by operating activities. We also use our asset-backed Revolving Facility as a source of liquidity for short-term working capital needs over our annual operating cycle. Our ability to fund our operations, to make planned capital expenditures, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Cash generated from operations are significantly impacted by the seasonality of our business. As a result, historically, we have had lower balances under our revolving credit facilities in the first and fourth fiscal quarters and higher balances in the second and third fiscal quarters.
Cash flows from operating activities
Cash flows used in operating activities increased from $60.5 million in the three months ended June 30, 2016 to $80.0 million used in the three months ended June 30, 2017. This period-over-period increase in cash used in operating activities of $19.5 million was primarily due to a $21.2 million higher use of cash in working capital and a $1.9 million increase in interest payments, offset by lower income tax installments.

Cash flows from investing activities
Cash outflows from investing activities for the three months ended June 30, 2017 increased by $1.3 million compared to the three months ended June 30, 2016. The period-over-period increase resulted from an expansion to our Toronto corporate head office, the addition of a new manufacturing facility in Boisbriand, Québec, and the build out of a new raw material and cutting distribution centre in Scarborough, Ontario. The capital spend incurred for our Chicago and London stores in the first quarter of fiscal 2018 was approximately the same as our spend on our Toronto and New York City stores in the comparable prior year period.

Cash flows from financing activities
Cash flows generated from financing activities increased by $25.1 million year-over-year for the three months ended June 30, 2017. This period-over-period increase was primarily from a seasonal increase in borrowings under the Revolving Facility used to finance operational growth.

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Indebtedness
The following table presents our indebtedness net of cash as of June 30, 2017 and March 31, 2017.

	June 30, 2017	March 31, 2017	$ Change
CAD $000’s
Cash and cash equivalents	13,103	9,678	3,425
Revolving Facility	(99,259)	(8,713)	(90,546)
Term Loan Facility	(147,815)	(151,581)	3,766
Net debt position	(233,971)	(150,616)	(83,355)

Revolving Facility
On June 3, 2016, Canada Goose and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a senior secured asset-based revolving credit facility (the “Revolving Facility”) with a syndicate of lenders. The Revolving Facility has commitments of $150 million with a seasonal increase of up to $200 million during the peak season from June 1 through November 30. In addition, the Revolving Facility includes a letter of credit sub-facility of $25 million. All obligations under the Revolving Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., Swiss, U.K. and Canadian subsidiaries. The Revolving Facility provides for customary events of default. The Revolving Facility matures on June 3, 2021.

Loans under the Revolving Facility, at our option, may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.

A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then applicable Applicable

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Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of one thousand dollars per month.

The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. At June 30, 2017 and during the period, the Company was in compliance with all covenants.

As of June 30, 2017, we had $99.3 million outstanding under the Revolving Facility compared to $8.7 million as of March 31, 2017 and unused borrowing capacity of $71.7 million. Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes and are available in Canadian dollars, U.S. dollars, and Euros and, subject to an aggregate cap of $40.0 million, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility.

Term Loan Facility
On December 2, 2016, the Company and Canada Goose Inc. entered into a senior secured term loan facility (the “Term Loan Facility”) with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders, which matures on December 2, 2021. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.

The interest rate on the term loans outstanding under the Term Loan Facility is the LIBOR Rate (subject to a minimum rate of 1.00% per annum) plus an Applicable Margin of 4.00%. The term loans can also be maintained as ABR Loans which bear interest at ABR plus an Applicable Margin which is 1.00% less than that for LIBOR loans.

The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains non-financial covenants. As at June 30, 2017 and during the period, the Company was in compliance with all covenants.
As of June 30, 2017, we had approximately $147.8 million aggregate principal amount of term loans outstanding under the Term Loan Facility compared to $151.6 million as of March 31, 2017. Amounts prepaid or repaid under the Term Loan Facility may not be re-borrowed.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares) and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDA to long-term debt, reflecting the seasonal change in the business as working capital builds through the second fiscal quarter.  The board of

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directors of the Company monitors the Company’s capital management on a regular basis.  We will continually assess the adequacy of the Company's capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business.

Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at June 30, 2017:

		Fiscal year
CAD $000s	Q2-Q4 2018	2019	2020	2021	2022	2023	Thereafter	Total
Revolving Facility	—	—	—	—	99,259	—	—	99,259
Term Loan Facility	—	—	—	—	147,815	—	—	147,815
Interest commitments relating to long-term debt	7,444	9,925	9,925	9,925	5,517	—	—	42,736
Foreign exchange forward contracts	1,231	—	—	—	—	—	—	1,231
Accounts payable and accrued liabilities	47,362	—	—	—	—	—	—	47,362
Operating leases	9,206	12,860	13,021	13,170	13,280	13,302	43,696	118,535
Pension obligation	—	—	—	—	—	—	1,078	1,078
Total contractual obligations	65,243	22,785	22,946	23,095	265,871	13,302	44,774	458,016
As at June 30, 2017, we had additional long-term liabilities which included provisions for warranty, agent termination fees, sales returns, and asset retirement obligations, and deferred income tax liabilities. These long term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Outstanding Share Capital
Canada Goose is a publicly traded company listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at August 8, 2017, there were 36,093,409 subordinate voting shares issued and outstanding, and 70,894,076 multiple voting shares issued and outstanding.
As at August 8, 2017, there were 5,167,775 options outstanding under the Company’s Stock Option Plans, 2,015,249 of which were vested as of such date. Each option is or will become exercisable for one subordinate voting share.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign exchange.

Foreign currency exchange risk
Our Interim Financial Statements are expressed in Canadian dollars, however a portion of the Company’s net assets are denominated in U.S. dollars, Euros, Pounds Sterling, and Swiss Francs, through its foreign operations in the U.S. U.K., France and Switzerland. Net monetary assets denominated in currencies other than Canadian dollars, that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net earnings by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact. During fiscal 2018, 2017 and 2016, we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in the U.S. dollar, Pound Sterling, Euro, and Swiss Franc exchange rates for revenues and purchases.
Amounts borrowed under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balance of $147.8 million under the Term Loan Facility as at June 30, 2017, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income, or an increase in our pre-tax loss, of $1.1 million solely as a result of that exchange rate fluctuation’s effect on such debt.
We may enter into foreign currency forward exchange contracts and options to reduce fluctuations in our long or short currency positions relating primarily to capital expenditures, accounts receivable, purchase commitments, interest coupon payments, raw materials and finished goods denominated in foreign currencies.
A summary of foreign currency forward exchange contracts and the corresponding amounts as at June 30, 2017 contracted forward rates is as follows:

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(000s)	Contract Amount	Primary Currencies
Forward exchange contract to purchase currency	CHF 5,700	Swiss Francs
	US$14,750	U.S. dollars
	€3,250	Euros
	£1,250	Pounds Sterling

Forward exchange contract to sell currency	US$31,700	U.S. dollars
	€23,450	Euros
	£15,250	Pounds Sterling

Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Revolving Facility and Term Loan Facility. As at June 30, 2017, we had $99.3 million outstanding under our Revolving Facility with a weighted average interest rate of 2.22% and outstanding debt under our Term Loan Facility of $147.8 million which currently bears interest at 5.23%. Based on the outstanding borrowings under the Revolving Facility during the first quarter of fiscal 2018, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.1 million in the quarter. Correspondingly, a 1.00% increase in the Term Loan Facility rate under our Term Loan Facility would have increased interest expense by an additional $0.4 million. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

RELATED PARTY TRANSACTIONS
On December 9, 2013, the Company entered into the Management Agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the IPO on March 21, 2017, in accordance with the terms of the Management Agreement. During the three months ended June 30, 2017, the Company incurred management fees of $nil (three months ended June 30, 2016 - $0.1 million) and interest expense of $nil (three months ended June 30, 2016 - $1.4 million) on the subordinated debt due to Bain Capital. As at June 30, 2016, accrued interest on the subordinated debt of $3.4 million was included in the accounts payable and accrued liabilities.
During the three months ended June 30, 2017, the Company incurred travel expenses of $0.1 million (June 30, 2016 - $nil) paid to companies related to certain shareholders.
During the three months ended June 30, 2017, the Company expensed $nil to an affiliate controlled by the majority shareholder of the Company for IT services (three months ended June 30, 2016 - $0.1 million).

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CRITICAL ACCOUNTING POLICES AND ESTIMATES
Critical Accounting Policies and Estimates
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Wholesale revenue from the sale of goods to third party resellers, net of an estimated allowance for sales returns, is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which is as soon as the products have been shipped to the reseller and there is no continuing management involvement or obligation affecting the acceptance of the goods. The Company, at its discretion may cancel all or a portion of any firm wholesale sales order. We are therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are included in accrued liabilities in the statement of financial position. Revenue through e-commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns. Management bases its estimates on historical results, taking into consideration the type of customer, transaction, and specifics of each arrangement. Our policy is to sell merchandise through the DTC channel with a limited right to return, typically within thirty days. Accumulated experience is used to estimate and provide for such returns, which are recorded as liabilities on the balance sheet.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to utilize estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from physical inventory counts.
Impairment of non-financial assets (goodwill, intangible assets, and property and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets

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are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital and capital investment consistent with strategic plans presented to the board of directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements of income and comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Functional currency. Items included in the consolidated financial statements of our Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is our functional currency and the presentation currency.
Financial instruments. Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
We enter into financial instruments with highly-rated creditworthy institutions and instruments with liquid markets and readily-available pricing information.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.
Financial assets and financial liabilities are measured subsequently as described below.

a.	Non-derivative financial assets
Non-derivative financial assets include cash and trade receivables and are classified as loans and receivables and measured at amortized cost. We initially recognizes receivables and deposits on the date that they are originated. We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset

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in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

b.	Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, revolving facility, term loan, credit facility and subordinated debt. We initially recognize debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which we become a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. We derecognize a financial liability when its contractual obligations are discharged or cancelled or expire.

c.	Derivative financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and effective as a hedging instrument. When a derivative financial instrument, including an embedded derivative, is not designated and effective in a qualifying hedge relationship, all changes in its fair value are recognized immediately in the statement of income; attributable transaction costs are recognized in the statement of income as incurred. We do not use derivatives for trading or speculative purposes.
Embedded derivatives are separated from a host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

d.	Hedge accounting
We are exposed to the risk of currency fluctuations and have entered into currency derivative contracts to hedge its exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. We document the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. We document our assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.
The fair value of a hedging derivative is classified as a current asset or liability when the maturity of the hedged item is less than twelve months, and as a non-current asset of liability when the maturity of the hedged item is more than twelve months.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive

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income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects earnings. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts previously recognized in other comprehensive income are reclassified and included in the initial measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income.
Share-based payments. Share-based payments are valued based on the grant date fair value of these awards and we record compensation expense over the corresponding service period in our stock option plan established in December 2013. The fair value of the share-based payments is determined using acceptable valuation techniques, which incorporate our discounted cash flow estimates and other market assumptions. There are two types of stock options outstanding: service-vested options are time based and generally vest over 5 years of service and performance-based options vest upon attainment of performance conditions or the occurrence of an exit event. The compensation expense related to the options is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of such exit event is probable.
For stock options granted subsequent to becoming a public company, we use market based inputs for share pice, risk free rates, volatility and strike price for the Black-Scholes valuation method.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement and risk-free rate used to discount the provision to present value. We update our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
Trade receivables. We do not have any customers which account for more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. To mitigate this risk, management has entered into an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers based on a total deductible of fifty thousand dollars. Since we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance might be required. In the event we determine that a smaller or larger allowance is appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which such a determination is made.

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CHANGES IN ACCOUNTING POLICIES
The Interim Financial Statements are prepared in accordance with IAS 34, “Interim Financial Reporting”, as issued by the IASB. Certain information which is considered material to the understanding of the Interim Financial Statements and which are normally included in the annual financial statements prepared in accordance with IFRS are provided in the notes to the Interim Financial Statements. These Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Annual Financial Statements. These Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in Note 2 to the Annual Financial Statements, except as noted below.
Standards issued and adopted
The Company adopted amendments to IAS 7, Statement of Cash Flows which are effective for annual periods beginning on or after January 1, 2017. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Implementation of the standard has not had a material effect on the Interim Financial Statements.
The Company adopted amendments to IAS 12, Income Taxes, which are effective for the year beginning on or after January 1, 2017. The amendments clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. Implementation of the standard has not had a material effect on the Interim Financial Statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted by the Company for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

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In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.

Jumpstart Our Business Startups Act ("JOBS Act")
We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. Given that IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.
We are required to test eligibility as an Emerging Growth Company as defined in the Securities Act of 1933, and compliance with the JOBS Act, at the second quarter of each fiscal year.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures
We conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of June 30, 2017, the end of the period covered by this MD&A. The Disclosure Controls evaluation was completed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses in our internal control over financial reporting described below in “Changes in Internal Control Over Financial Reporting”, our Disclosure Controls were not effective as of June 30, 2017, such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.
Management’s Report on Internal Control over Financial Reporting
This MD&A does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered independent public accounting firm due to a transition period established by rules of the SEC for recently listed public companies.

Changes in Internal Control over Financial Reporting
During the first quarter of fiscal 2018, there was no change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act), other than those described below, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Ongoing Remediation of Material Weakness in Internal Control over Financial Reporting.
As previously disclosed in our Annual Report, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis.

Prior to the IPO, we did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting

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transactions that would identify errors in a timely manner, including inventory costing and business combinations. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, internal control over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See “Risk Factors” in our Annual Report.

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